SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 29, 2002

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
(Exact name of registrant as specified in its charter)

TELESP HOLDING COMPANY
(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21º andar
Sao Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the Special Preferred Shareholders’ Meeting” dated November 29, 2002.

[LOGO]

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
Announces the Special Preferred Shareholders’ Meeting

November 29, 2002 (2 pages)

For more information, contact:

Charles E. Allen
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL: www.telefonica.net.br

(São Paulo – Brazil), (November 29, 2002) – The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP), announces the Special Preferred Shareholders’ Meeting to be held on December 30, 2002, at 13:00, at the Company’s headquarters located at Rua Martiniano de Carvalho 851, 21st floor, Bela Vista, in the capital of the State of São Paulo, to discuss the following agenda:

At the Special Shareholders Meeting:

1)
Ratify the deliberations of the Extraordinary General Shareholders’ Meeting of December 30, 2002, regarding the adaptation of the heading of the article 7 and the first paragraph of article 27, and the removal of article 26 of the Company’s by-laws in order to adequate them to the Law 10303/01. The modification aims that the preferred shares get a guaranteed priority in the capital reimbursement, without premium, and being granted each of them a dividend that is 10% (ten per cent) higher than the one granted to the common shares, in substitution of the minimum dividend payment, not cumulative, of 6% per year of the resulting value by dividing the subscribed capital by the number of shares of the company, established in the heading of article 7.

GENERAL INSTRUCTIONS

A)
The corresponding powers-of-attorney for Meeting must be filed at the headquarters, at Rua Martiniano de Carvalho 851, 16th floor, São Paulo-SP, Secretaria Geral, on business days from Monday to Friday between 09:00 and 18:00 hours, with the deadline set on December 27, 2002 at 12:00 hours;

B)
The shareholders participating in the Stock Exchange Custody Program for Nominal Shares who wish to participate in the referred Meetings shall submit to the Company’s headquarters an abstract of their shareholding position issued by the custodian entity 72 (seventy two) hours before the date of the Meeting;

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C)	The relevant information regarding the agenda for discussion is available to all the shareholders in the aforementioned address and time schedule (Law 6404/76, article 135, paragraph 3).

São Paulo, November 29th, 2002

Fernando Xavier Ferreira
Chairman, Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Date:	November 29, 2002	By:	/s/ Charles E. Allen
			Name:	Charles E. Allen
			Title:	Investor Relations Director